1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2010
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 24, 2010	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) OVERSEAS REGULATORY ANNOUNCEMENT

This overseas regulatory announcement is made pursuant to Rule 13.09 (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The content of the following information published by Aluminum Corporation of China Limited* on the website of the Shanghai Stock Exchange is set out herein for reference purpose only.

By order of the board of directors
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
23 August 2010

As at the date of this announcement, the members of the board of directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only

Stock Code: 601600	Abbreviation: Chalco	Number of Announcement: Lin no.2010-20

ALUMINUM CORPORATION OF CHINA LIMITED
ANNOUNCEMENT OF RESOLUTIONS PASSED AT
THE FOURTH MEETING OF THE FOURTH SESSION OF
THE BOARD OF DIRECTORS

The Company and all the members of the board of directors (the "Board") warrant the truthfulness, accuracy and completeness of the contents of this announcement, and accept joint and several responsibilities for any false representation, misleading statement contained herein or material omission from this announcement.

The fourth meeting of the fourth session of the Board of Aluminum Corporation of China Limited (the "Company") was convened at No. 3003 conference room of the Company's headquarter located at No. 62 North Xizhimen Street, Haidian District, Beijing, at 10:00 a.m. on 23 August 2010. There were nine directors who were eligible to attend and actually attended the meeting in person and nine valid votes thereat. The meeting quorum was in compliance with statutory requirements.

Supervisors, senior management members and certain relevant department heads of the Company attended the meeting as non-voting participants. The meeting was convened in compliance with relevant provisions including the Company Law of the People's Republic of China and the Articles of Association of the Company. The proposal in relation to the 2010 interim report and no distribution of 2010 interim dividends was considered by all the directors present at the meeting. The main content of the resolution is as follows:

I.	THE PROPOSAL IN RELATION TO THE 2010 INTERIM REPORT OF THE COMPANY AND NO DISTRIBUTION OF 2010 INTERIM DIVIDENDS AND NO TRANSFERRING OF CAPITAL RESERVES INTO SHARE CAPITAL WAS CONSIDERED AND APPROVED.

1.	The 2010 interim report of the Company was approved.

2.	The proposal in respect of no distribution of 2010 interim dividends for the period ended 30 June 2010 and no transferring of capital reserves into share capital was approved.

Notice is hereby given.

The Board of Aluminum Corporation of China Limited*
23 August 2010

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary